United States securities and exchange commission logo





                           September 30, 2021

       Ross Dove
       Chief Executive Officer
       Heritage Global Inc.
       12625 High Bluff Drive, Suite 305
       San Diego, CA 92130

                                                        Re: Heritage Global
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 24,
2021
                                                            File No. 333-259795

       Dear Mr. Dove:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Lopez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services